                                                                    Exhibit 99.1
LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

IN THOUSANDS

                                                                                 DECEMBER 31,          MARCH 31,
                                                                                     2004                2005
                                                                               -------------        -------------
                                                                                                      (Unaudited)
                                                                                                    -------------

    ASSETS

 CURRENT ASSETS:
 Cash and cash equivalents                                                       $ 117,396             $ 118,287
 Marketable securities                                                               1,176                 1,400
 Trade receivables (net of allowance for doubtful accounts of $655 and $977
    as of December 31, 2004 and March 31 2005, respectively)                        42,349                45,330
 Other receivables and prepaid expenses                                              7,835                 9,056
 Inventories                                                                        31,941                31,962
                                                                               -------------        -------------

 Total current assets                                                              200,697               206,035
                                                                               -------------        -------------

 LONG-TERM ASSETS:
 Property, plant and equipment, net                                                 11,971                12,534
 Severance pay fund                                                                  2,674                 2,820
 Other long-term assets                                                              2,054                 2,081
 Intangible assets, net                                                             30,646                29,227
 Goodwill                                                                           56,081                54,156
                                                                               -------------        -------------

                                                                                   103,426               100,818
                                                                               -------------        -------------

 Total assets                                                                    $ 304,123             $ 306,853
                                                                               =============        =============

The accompanying notes are an integral part of the consolidated financial statements.

                                      1-1

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                            DECEMBER 31,         MARCH 31,
                                                                2004               2005
                                                          -----------------   ----------------
                                                                                 Unaudited
                                                                              ----------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                         $         20,028      $       22,418
   Employees and payroll accruals                                    4,235               2,897
   Accrued expenses and other liabilities                           21,200              17,192
                                                          -----------------   ----------------

 Total current liabilities                                          45,463              42,507
                                                          -----------------   ----------------
 LONG-TERM LIABILITIES:
   Other long term liabilities                                      15,257              15,150
   Accrued severance pay                                             3,810               3,893
                                                          -----------------   ----------------

                                                                    19,067              19,043
                                                          -----------------   ----------------

 Total liabilities                                                  64,530              61,550
                                                          -----------------   ----------------

 SHAREHOLDERS' EQUITY:
   Share capital-
     Ordinary shares of NIS 1.00 par value:
       Authorized: 70,000,000 shares as of December 31,
         2004 and March 31, 2005; Issued: 28,484,796 and
         28,539,396 shares as of December 31, 2004 and
         March 31, 2005, respectively; Outstanding:
         26,559,136 and 26,613,736 shares as of
         December 31, 2004 and March 31, 2005,
         respectively                                                8,083               8,095
   Additional paid-in capital                                      137,914             139,745
   Accumulated other comprehensive income                            4,470               3,063
   Retained earnings                                                95,744             101,018
   Treasury stock: 1,925,660 shares as of December 31,
     2004 and March 31, 2005                                        (6,618)             (6,618)
                                                           ----------------   ----------------

 Total shareholders' equity                                        239,593            245,303
                                                           ----------------   ----------------

 Total liabilities and shareholders' equity                $       304,123          $ 306,853
                                                           ================   ================

The accompanying notes are an integral part of the consolidated financial statements.

                                      1-2

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                  -------------------------------------
                                                                        2004                 2005
                                                                  -------------------------------------
                                                                                UNAUDITED
                                                                  -------------------------------------

 Revenues                                                            $      32,103     $         54,208
 Cost of revenues, excluding amortization of acquired
 technology                                                                 16,365               31,312
 Amortization of acquired technology                                             -                  283
                                                                  ----------------     ----------------
 Total cost of revenues                                                     16,365               31,595
                                                                  ----------------     ----------------

 Gross profit                                                               15,738               22,613
                                                                  ----------------     ----------------

 Operating expenses:
   Research and development                                                  1,488                3,425
   Selling and marketing                                                     4,124                7,268
   General and administrative                                                2,514                2,686
   Stock-based compensation                                                  1,840                1,337
   Amortization of intangible assets                                            52                  590
                                                                  ----------------     ----------------

 Total operating expenses                                                   10,018               15,306
                                                                  ----------------     ----------------

 Operating income                                                            5,720                7,307
 Financial income, net                                                         266                  250
 Other expenses, net                                                             -                   31
                                                                  ----------------     ----------------

 Income before taxes on income                                               5,986                7,526
 Taxes on income                                                             1,146                2,252
                                                                  ----------------     ----------------

 Net income                                                          $       4,840     $          5,274
                                                                  ================     ================

 Basic net earnings per share                                        $        0.20     $           0.20
                                                                  ================     ================

 Diluted net earnings per share                                      $        0.19     $           0.19
                                                                  ================     ================

The accompanying notes are an integral part of the consolidated financial statements.

                                      1-3

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
IN THOUSANDS

                                                                                        THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                                ----------------------------------
                                                                                     2004               2005
                                                                                --------------     ---------------
                                                                                            UNAUDITED
                                                                                ----------------------------------

 Cash flows from operating activities:
 -------------------------------------
   Net income                                                                     $     4,840          $   5,274
   Adjustments required to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                         267                470
     Stock-based compensation related to options issued to employees and
        others                                                                          1,840              1,337
     Accrued severance pay, net                                                           131                (63)
     Amortization of intangible assets                                                     52                873
     Gain on sale of property, plant and equipment                                          -                (17)
     Currency fluctuations of long-term bank loans                                         30                  -
     Decrease (increase) in trade receivables                                             902             (3,240)
     Decrease (increase) in other receivables, prepaid expenses and other
       long-term assets                                                                    38             (1,890)
     Increase in inventories                                                           (2,385)              (245)
     Increase (decrease) in trade payables                                             (4,749)             2,558
     Increase (decrease) in employee and payroll accruals, accrued
        expenses and other liabilities                                                  1,227             (3,818)
     Deferred income taxes, net                                                          (583)               344
     Tax benefit related to exercise of options                                           216                296
     Increase in deferred income                                                            -                 66
                                                                                --------------     ---------------

 Net cash provided by operating activities                                              1,826              1,945
                                                                                --------------     ---------------

The accompanying notes are an integral part of the consolidated financial statements.

                                      1-4

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
IN THOUSANDS

                                                                                        THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                                ----------------------------------
                                                                                     2004               2005
                                                                                --------------    ----------------
                                                                                            UNAUDITED
                                                                                ----------------------------------

 Cash flows from investing activities:
 -------------------------------------
   Purchase of property, plant and equipment                                             (563)            (1,128)
   Proceeds from sale of property, plant and equipment                                     23                 34
                                                                                --------------    ----------------

 Net cash used in investing activities                                                   (540)            (1,094)
                                                                                --------------    ----------------

 Cash flows from financing activities:
 -------------------------------------
   Exercise of options granted to employees                                               921                210
   Proceeds from issuance of share capital                                             91,427                  -
   Principal payments of long-term bank loans                                             (35)                 -
   Loan received from minority shareholders in a subsidiary                                 -                156
                                                                                --------------    ----------------

 Net cash provided by financing activities                                             92,313                366
                                                                                --------------    ----------------

 Effect of exchange rate differences on cash and cash equivalents                           -               (326)
                                                                                --------------    ----------------

 Increase in cash and cash equivalents                                                 93,599                891
 Cash and cash equivalents at the beginning of the period                              57,465            117,396
                                                                                --------------    ----------------

 Cash and cash equivalents at the end of the period                              $    151,064      $     118,287
                                                                                ==============    ================

   Supplemental disclosure of cash flows activities:
   -------------------------------------------------
   Cash paid during the period for Income taxes                                  $      1,615      $       5,166
                                                                                ==============    ================

The accompanying notes are an integral part of the consolidated financial statements.

                                      1-5

NOTE 1:-   SIGNIFICANT ACCOUNTING POLICIES

           a.   These interim financial statements have been prepared in
                accordance with generally accepted accounting principles in the United States for interim information.

           b.   The significant accounting policies applied in the annual
                financial statements of the Company as of December 31, 2004, are applied consistently in these interim consolidated
                financial statements.

NOTE 2:-   UNAUDITED INTERIM FINANCIAL STATEMENTS

           The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended
           March 31, 2005 are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

NOTE 3:-   INVENTORIES

           Inventories are stated at the lower of cost or market value.
           Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and for declines in market prices below cost. To date, inventory write-offs were immaterial.

                                             ---------------------------------
                                             DECEMBER 31,           MARCH 31,
                                             ---------------------------------
                                                  2004                 2005
                                             ---------------------------------
                                                          Unaudited
                                             ---------------------------------
           Raw materials                       $    12,323          $   13,754
           Work in progress                          1,417               1,662
           Finished goods                           18,201              16,546
                                             ---------------      ------------
                                               $    31,941          $   31,962
                                             ===============      ============

NOTE 4:-   COMPREHENSIVE INCOME

                                                      THREE MONTHS ENDED
                                                           MARCH 31,
                                             ---------------------------------
                                                  2004                 2005
                                             ---------------------------------
                                                          UNAUDITED
                                             ---------------------------------
           Unrealized gain on available-
             for-sale securities               $        --          $      223
           Realized loss from hedging
             transactions, net                          --                 507
           Foreign currency translation
             adjustments                                --              (2,137)
           Net income                                4,840               5,274
                                             ---------------      ------------
           Total comprehensive income          $     4,840          $    3,867
                                             ===============      ============

                                      1-6

NOTE 5:-   EARNINGS PER SHARE

           The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                             -----------------------------
                                                                2004             2005
                                                             -----------------------------
                                                                       UNAUDITED
                                                             -----------------------------

           Net income                                          $ 4,840       $     5,274
                                                             ===========    ==============

           Weighted average number of Ordinary shares
              outstanding                                       24,156            26,587
                                                             ===========    ==============

           Dilutive effect:

           Employee stock options                                1,150               872
                                                             ===========    ==============

           Diluted weighted average number of Ordinary
              shares outstanding                                25,306            27,459
                                                             ===========    ==============

           Basic net earnings per share                      $    0.20       $      0.20
                                                             ===========    ==============

           Diluted net earnings per share                    $    0.19       $      0.19
                                                             ===========    ==============

           During the three months ended March 31, 2005, 54,600 options were exercised.

NOTE 6:-   INCOME TAXES

           The effective tax rate used in computing the provision for income taxes is based on projected fiscal year income before taxes, including estimated income by tax jurisdiction. The difference between the effective tax rate and the statutory rate is mainly derived from the "Approved Enterprise" status income in Israel. The higher tax rate in the three month period ended March 31, 2005 was the result of a greater portion of the revenues arising from higher tax countries than in the prior period, such as the U.K. which resulted from our inclusion of Dione's operations in 2005 and Brazil.

NOTE 7:-   SIGNIFICANT CUSTOMERS

           Sales to major customers, representing more than 10% of total revenues, are as follows:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                             -------------------------
                                                                2004           2005
                                                             -----------    ----------
                                                                     UNAUDITED
                                                             -------------------------
                                                                  %             %
                                                             -------------------------

           Customer A                                             11            8
           Customer B                                             10            -
           Customer C                                              -           14

                                      1-7